FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
Payment of cash dividends

Buenos Aires, June 29, 2016

Payment of cash dividends

Shareholders of BBVA Banco Francés S.A are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on April 26, 2016 and Board of Directors meeting held today, cash dividends will be paid as from July 14, 2016 for an amount of AR$ 900,000,000, equivalent to 167.635897% of the capital stock or AR$ 1.67635897 per share for the fiscal year ended December 31, 2015.

We also inform that for individuals in Argentina and beneficiaries abroad the distributed dividends were included as taxable revenue with a rate of 10%, as final and full payment, if applicable.

The above mention distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law N° 25,585. Any Personal Assets tax payable shall be calculated at a rate of 0.5% on shares held at taxable individuals, as of December of each year, valued pro-rata, provided they were shareholders on that date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends and provided they were shareholders on December 31, 2015.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on July 13, 2016.

BBVA BANCO FRANCES S.A. –

OPERACIONES FINANCERAS,

(Financial Transactions)

RECONQUSITA 199, ENTREPISO,

C1003AAB, Buenos Aires, ARGENTINA

Att. Mr. MANUEL MANSILLA,

Indicating beneficiary, customer name and depositor at Caja de Valores S.A. &/or identification in the Shareholders’ Registry held by the Registrar; Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other clarification required for a correct crediting of net dividends. In such cases, once received the note, the Bank will file before the Federal Tax Bureau an Early Foreign Payment Statement Exterior (DAPE) in order to pay de corresponding dividends.

Dividends shall be paid through the Caja de Valores S.A in its address held on 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, Monday through Friday from 13 a 15 hours.

Sincerely yours.

Reconquista 199 (1003) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina	ls-1012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 29, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer